Exhibit 99.1

Mamma.com Inc.
Interim Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at June 30, 2006 $	As at December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	8,423,167	4,501,201
Temporary investments	--	4,013,312
Accounts receivable	1,365,088	2,623,940
Income taxes receivable	267,727	606,226
Prepaid expenses	668,184	295,288
Future income taxes	34,876	33,505
Assets of discontinued operations (note 7)	--	9,694

	10,759,042	12,083,166
Future income taxes	14,034	13,483
Income tax credit	57,158	54,912
Investments	720,000	720,000
Property and equipment	568,044	598,758
Intangible assets	7,583,420	8,601,848
Goodwill	15,481,683	16,255,031

	35,183,381	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,667,535	2,690,943
Deferred revenue	238,177	249,953
Deferred rent	9,605	--
Income tax payable	8,100	8,062
Liabilities of discontinued operations (note 7)	74,761	189,223

	1,998,178	3,138,181

Future income taxes	2,353,488	2,672,036

Shareholders’ Equity
Capital stock (note 4)
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares	95,298,234	95,298,234
Additional paid-in capital	5,515,147	5,249,902
Cumulative translation adjustment	561,137	370,369
Accumulated deficit	(70,542,803)	(68,401,524)

	30,831,715	32,516,981

	35,183,381	38,327,198

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the six months ended June 30		For the three months ended June 30

	2006 $	2005 $	2006 $	2005 $

Revenues (note 5)	4,138,913	5,414,909	1,929,251	2,413,194
Cost of revenues (note 6)	1,254,452	2,326,475	533,756	1,032,173

	2,884,461	3,088,434	1,395,495	1,381,021

Expenses
Marketing, sales and services	916,912	1,208,269	457,780	678,732
General and administration	2,074,656	3,439,393	1,130,185	1,828,834
Product development and technical support	1,308,601	635,148	631,452	337,942
Amortization of property and equipment	84,026	49,075	40,568	24,298
Amortization of intangible assets	1,050,557	96,389	524,933	49,519
Interest and other income	(196,119)	(311,158)	(105,595)	(160,387)
Loss (gain) on foreign exchange	135,227	276	145,625	(2,418)

	5,373,860	5,117,392	2,824,948	2,756,520

Loss from continuing operations before income taxes	(2,489,399)	(2,028,958)	(1,429,453)	(1,375,499)
Recovery of future income taxes	(318,548)	--	(159,274)	--

Loss from continuing operations	(2,170,851)	(2,028,958)	(1,270,179)	(1,375,499)
Results of discontinued operations (note 7)	29,572	(1,361,117)	3,983	(1,123,754)

Net loss for the period	(2,141,279)	(3,390,075)	(1,266,196)	(2,499,253)

Basic and diluted loss per share from continuing
operations	(0.15)	(0.17)	(0.09)	(0.11)
Basic and diluted loss per share from discontinued
operations	0.00	(0.11)	0.00	(0.09)

Basic and diluted net loss per share	(0.15)	(0.28)	(0.09)	(0.20)

Weighted average number of shares outstanding –
basic and diluted	14,340,864	12,261,346	14,340,864	12,259,681

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in capital $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)
Amortization of stock-based compensation	--	--	265,245	--	--
Translation adjustment for the period	--	--	--	190,768	--
Net loss for the period	--	--	--	--	(2,141,279)

Balance, June 30, 2006	14,340,864	95,298,234	5,515,147	561,137	(70,542,803)

	Number of common shares	Common shares $	Additional paid-in capital $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2004	12,263,029	90,496,088	3,921,806	360,884	(62,743,206)
Redemption of common shares	(304,665)	(2,248,302)	1,195,147	--	--
Amortization of stock-based compensation	--	--	(17,859)	--	--
Net loss for the period	--	--	--	--	(3,390,075)

Balance, June 30, 2005	11,958,364	88,247,786	5,099,094	360,884	(66,133,281)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the six months ended June 30		For the three months ended June 30

	2006 $	2005 $	2006 $	2005 $

Cash flows from

Operating activities
Loss from continuing operations	(2,170,851)	(2,028,958)	(1,270,179)	(1,375,499)
Adjustments for
Amortization of property and equipment	84,026	49,075	40,568	24,298
Amortization of intangible assets	1,050,557	96,389	524,933	49,519
Employee stock-based compensation	265,245	(17,859)	129,383	74,649
Future income taxes	(318,548)	--	(159,274)	--
Unrealized loss on foreign exchange	1,722	--	1,722	--
Net change in non-cash working capital items	706,380	(115,971)	442,689	(856,273)

Cash used for operating activities from continuing
operations	(381,469)	(2,017,324)	(290,158)	(2,083,306)
Cash used for operating activities from discontinued
operations	(75,196)	(445,100)	(24,067)	(294,687)

	(456,665)	(2,462,424)	(314,225)	(2,377,993)

Investing activities
Reimbursement related to Copernic business acquisition	315,543	--	315,543	--
Purchase of property and equipment	(36,341)	(73,534)	(23,163)	(24,684)
Purchase of intangible assets	(24,643)	(42,195)	(19,774)	(32,717)
Net decrease in temporary investments	4,013,312	6,874,155	--	6,912,561

Cash from investing activities from continuing operations	4,267,871	6,758,426	272,606	6,855,160

Financing activities
Redemption of common shares	--	(1,053,155)	--	(1,053,155)

Cash used for financing activities from continuing
operations	--	(1,053,155)	--	(1,053,155)

Effect of foreign exchange rate changes on cash
and cash equivalents	110,760	--	116,137	--

Net change in cash and cash equivalents
during the period	3,921,966	3,242,847	74,518	3,424,012
Cash and cash equivalents – Beginning of period	4,501,201	20,757,089	8,348,649	20,575,924

Cash and cash equivalents – End of period	8,423,167	23,999,936	8,423,167	23,999,936

Cash and cash equivalents comprise:
Cash	8,423,167	1,494,165	8,423,167	1,494,165
Short-term investments	--	22,505,771	--	22,505,771

	8,423,167	23,999,936	8,423,167	23,999,936

Mamma.com Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the six months ended June 30		For the three months ended June 30

	2006 $	2005 $	2006 $	2005 $

Supplemental cash flow information
Cash paid for interest	4,695	4,689	251	84
Cash paid for income taxes	--	44,216	--	--

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	1,787,924	401,456	1,557,067	289,107
Income taxes receivable	367,722	48,670	364,192	363
Prepaid expenses	(369,387)	(528,732)	(531,376)	(536,753)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(1,077,104)	(60,506)	(949,840)	(575,750)
Income taxes payable	(415)	--	(468)	--
Deferred rent	9,440	--	5,499	--
Deferred revenue	(11,800)	23,141	(2,385)	(33,240)

Net change in non-cash working capital items	706,380	(115,971)	442,689	(856,273)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

1.	Interim financial information

The financial information as at June 30, 2006 and for the three and six-month periods ended June 30, 2006 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of these periods have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2005. The results of operations for the three and six-month periods ended June 30, 2006 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2005.

2.	Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

3.	Purchase price allocation, and reimbursement for Copernic acquisition

During the first quarter of 2006, the purchase price allocation relating to the 2005 acquisition of Copernic was adjusted to reflect additional assets and liabilities assumed by the Company. The purchase price allocation was therefore adjusted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

During the second quarter of 2006, $315,543 was received by the Company to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price was then reduced accordingly.

4.	Capital stock

a)	Stock options and warrants

Information with respect to stock option activity and warrants for the period ended June 30, 2006 is as follows:

	Options		Warrants

	Number of Options	Weighted average exercise price $	Number of Warrants	Weighted average exercise price $

Outstanding as of December 31, 2005	661,083	2.90	646,392	15.60
Granted	59,661	2.28	--	--
Forfeited	1,533	6.28	--	--

Outstanding as of June 30, 2006	719,211	2.84	646,392	15.60

b)	Grant of stock options

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, 25,000 stock options were granted to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	4.00
Volatility	75.81%
Risk-free interest	4.01%
Dividend yield	nil

The weighted average grant date fair value is $1.34 per option

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

c)	Stock-based compensation costs

For the six-month periods ended June 30, 2006 and 2005, stock-based compensation charges by department were as follows:

	For the six months ended		For the three months ended

	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $

General and administration	216,425	(58,717)	105,366	47,410
Marketing, sales and services	26,473	23,212	13,936	15,475
Product development and technical
support	22,347	17,646	10,081	11,764

	265,245	(17,859)	129,383	74,649

5.	Revenues

	For the six months ended		For the three months ended

	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $

Search advertising	3,136,799	2,642,916	1,504,192	1,104,265
Graphic advertising	546,052	2,771,993	217,317	1,308,929
Software licensing	196,927	--	91,562	--
Customized development and
maintenance support	259,135	--	116,180	--

	4,138,913	5,414,909	1,929,251	2,413,194

6.	Cost of revenues

	For the six months ended		For the three months ended

	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $

Search advertising payouts	816,284	833,901	363,789	335,168
Graphic advertising payouts	235,494	1,364,269	65,975	637,931
ISP charges	202,674	128,305	103,992	59,074

	1,254,452	2,326,475	533,756	1,032,173

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

7.	Discontinued Operations

a)	Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended June 30, 2006 and 2005 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the six months ended		For the three months ended

	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $

Revenues	--	420,625	--	177,026
Expenses	10,710	668,761	818	283,305

Operating loss before undernoted items	(10,710)	(248,136)	(818)	(106,279)
Amortization of property and equipment	--	10,659	--	5,329
Amortization of intangible assets	--	180,354	--	90,178
Restructuring charges (recovery)	(40,282)	127,876	(4,801)	127,876

Write-down of property, plant and
equipment, intangible assets and
goodwill	--	794,092	--	794,092

Net earnings (loss) from discontinued
operations	29,572	(1,361,117)	3,983	(1,123,754)

The net book value of the assets and liabilities of Digital Arrow as at June 30, 2006 and December 31, 2005 is as follows:

	As at June 30, 2006 $	As at December 31, 2005 $

Current assets
Accounts receivable	--	9,694

Current liabilities
Accounts payable and accrued liabilities	74,761	189,223

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

8.	Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the six months ended		For the three months ended

	June 30, 2006 % of revenue	June 30, 2005 % of revenue	June 30, 2006 % of revenue	June 30, 2005 % of revenue

Customer A	20%	9%	20%	13%
Customer B	11%	17%	17%	14%

	31%	26%	37%	27%

As at June 30, 2006, major customers comprise approximately 39% of net trade accounts receivable as compared to 29% for the corresponding period of the previous year.

9.	Segmented information

Since December 22, 2005, management decided to follow and measure its operations using two separate segments.

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•	Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

The segmented information is presented for the continuing operations.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

9.	Segmented information (continued)

	For the six months ended

	June 30, 2006		June 30, 2005

	Mamma Media Solutions $	Copernic $	Total $	Mamma Media Solutions $

Revenues	3,110,619	1,028,294	4,138,913	5,414,909
Costs of revenues	1,176,825	77,627	1,254,452	2,326,475
Marketing, sales and services	784,295	132,617	916,912	1,208,269
Product development and
technical support	617,250	691,351	1,308,601	635,148
Amortization of property and equipment	41,849	42,177	84,026	49,075
Amortization of intangible assets	99,879	950,678	1,050,557	96,389
Interest and other income	(165,969)	(30,150)	(196,119)	(311,158)
Loss on foreign exchange	42,992	92,235	135,227	276

Segmented operating income	513,498	(928,241)	(414,743)	1,410,435

Unallocated expenses
General and administration expenses			2,074,656	3,439,393

Loss from continuing operations before
income taxes			(2,489,399)	(2,028,958)

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

9.	Segmented information (continued)

	For the three months ended

	June 30, 2006		June 30, 2005

	Mamma Media Solutions $	Copernic $	Total $	Mamma Media Solutions $

Revenues	1,423,359	505,892	1,929,251	2,413,194
Costs of revenues	497,616	36,140	533,756	1,032,173
Marketing, sales and services	358,190	99,590	457,780	678,732
Product development and
technical support	319,043	312,409	631,452	337,942
Amortization of property and equipment	21,040	19,528	40,568	24,298
Amortization of intangible assets	49,486	475,447	524,933	49,519
Interest and other income	(85,127)	(20,468)	(105,595)	(160,387)
Loss on foreign exchange	36,879	108,746	145,625	(2,418)

Segmented operating income	226,232	(525,500)	(299,268)	453,335

Unallocated expenses
General and administration expenses			1,130,185	1,828,834

Loss (gain) from continuing
operations before income taxes			(1,429,453)	(1,375,499)

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

10.	Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

Services rendered for the period ended:	June 30, 2006 $	June 30, 2005 $

Company owned by a current director	89,048	117,854

Amount payable as at:	June 30, 2006 $	June 30, 2005 $

Company owned by a current director	17,279	17,411

11.	Contingencies

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and selected current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid up to its limit coverage.

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

12.	Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

13.	United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the six-month periods ended June 30, 2006 and 2005, the Company does not have any significant adjustments to record in order to reconcile its reported net loss under Canadian GAAP to U.S. GAAP.

	For the six months ended		For the three months ended

	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $

Other comprehensive loss (a)
Foreign currency translation adjustments	190,768	--	196,560	--
Net loss in accordance with U.S. GAAP	(2,141,279)	(3,390,075)	(1,266,196)	(2,499,253)

Comprehensive loss	(1,950,511)	(3,390,075)	(1,069,636)	(2,499,253)

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	June 30, 2006 $	December 31, 2005 $

Capital Stock
Capital stock in accordance with Canadian GAAP	95,298,234	95,298,234
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	112,067,804	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,515,147	5,249,902
Stock-based compensation cost (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,552,837	6,287,592

Accumulated other comprehensive gain
Cumulative translation adjustment in accordance with Canadian GAAP	561,137	370,369

Accumulated deficit
In accordance with Canadian GAAP	(70,542,803)	(68,401,524)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(88,350,063)	(86,208,784)

Total shareholders’ equity in accordance with U.S. GAAP	30,831,715	32,516,981

(a)    Comprehensive loss
U.S. GAAP requires disclosures of comprehensive loss which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive loss.

(b)    Reduction of stated capital
Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(c)    Stock-based compensation costs
As described in the Annual Report of 2004, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net loss for the second quarter of 2006 and 2005 under U.S. GAAP as compared to Canadian GAAP.

The Company has conformed with Share-Based Payment FAS 123(R) and therefore certain figures have been reclassified accordingly.